Exhibit 99.1

18 November 2021

Doing Right Now: Investor Day

John Pettigrew, National Grid CEO, will today be joined by leaders and experts from across our businesses to host an investor day in London.

The event will provide an in-depth view on evolving areas of our business, to strengthen your understanding of our market position today, and our exciting plans for the future.

We will also be providing further insight into the vital role that National Grid is playing to lead the ongoing energy transition, sharing more detail on the longer-term opportunities for future growth and our 5-year financial outlook.

Please https://www.nationalgridinvestorday.com/ to join us virtually or in person for today’s event, which will begin at 13.00 GMT.

Today’s speakers will include:

John Pettigrew, CEO
Andy Agg, CFO
Phil Swift, President, Western Power Distribution
Rudy Wynter, President, National Grid New York
Steve Woerner, President, National Grid New England
Chris Bennett, President, UK Electricity Transmission (interim)
Cordi O’Hara, President, National Grid Ventures

See the https://www.nationalgridinvestorday.com/home for a full list of speakers, the event agenda and Q&A instructions.

No material updates on current trading will be provided.

All materials and a video recording will be made available on the https://www.nationalgridinvestorday.com/ .

National Grid also announced its Half Year Results 21/22 today, visit our https://www.nationalgrid.com/investors/events/results-centre to access the materials and watch the webcast with John Pettigrew, CEO and Andy Agg, CFO at 09.15 GMT.

CONTACTS

Event support

Please email helpdesk@nationalgridinvestorday.com

CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid's (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as 'aims', 'anticipates', 'expects', 'should', 'intends', 'plans', 'believes', 'outlook', 'seeks', 'estimates', 'targets', 'may', 'will', 'continue', 'project' and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid's future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control, predict or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom's exit from the European Union, announcements from and decisions by governmental bodies or regulators, including the implementation of the RIIO-2 price controls; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption (including any that result in safety and/or environmental events), the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid's IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply including those caused by the COVID-19 pandemic; performance against regulatory targets and standards and against National Grid's peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, as well as against targets and standards designed to deliver net zero; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid's borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries' transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid's regulated businesses, including as a result of the COVID-19 pandemic, and whether aspects of its activities are contestable; the funding requirements and performance of National Grid's pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with National Grid's employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company's business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including the integration of WPD, the sale of the Company's Rhode Island gas and electricity business and the proposed sale of a majority stake in its UK gas transmission business. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the 'Risk factors' on pages 236 to 239 of National Grid's most recent Annual Report and Accounts, as updated by the Principal risks and uncertainties statement on page 53 of this announcement. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.